

INVEST IN **SYNTHESIS**

Where kids learn to solve problems together

LEAD INVESTOR



Amjad Masad

I first met Joshua Dahn, the co-founder of Synthesis, when I visited the Ad Astra school on the campus of SpaceX. I had heard they were using Replit to learn to code and build projects, so I visited expecting a regular school. But what I saw was radical. Elon Musk hired Josh to build a lab school for his kids and SpaceX engineers–and what Josh created blew me away. Now, Synthesis is taking the most popular class from that school and scaling it up for kids from across the globe. They designed Synthesis to train supercollaborators, who can work together to solve complex problems to advance human civilization.

Invested $1,000 this round & $210,000 previously

synthesis.is   Los Angeles CA   Technology   Education

Highlights

1. 🧠 Collaborative games paired with complex mental models to challenge young critical thinkers.

2. 💫 Built by the creator of Elon Musk's Ad Astra School.

3. 🚀 $12M financing round in Apr 2022, led by Balaji Srinivasan and Amjad Masad.

Our Team

 **Joshua Dahn**   Co-founder & Chief Product Officer

 **Joshua Dahn**   Co-founder & Chief Product Officer

 **Chrisman Frank**   Co-founder & Chief Executive Officer

 **Ana Lorena Fabrega**   Chief Evangelist

 **Desmond Brand**   Chief Technical Officer

Formerly of Flexport and Khan Academy

Pitch



Students ages 6 to 14 join a cohort that meets once a week to play novel, complex games and simulations.

Sessions are moderated by an adult facilitator, whose main role is to encourage clear communication and rigorous analytical thinking.

Think challenging **video games** + the **Socratic method**.

WHERE KIDS LEARN TO **SOLVE**

PROBLEMS TOGETHER

Synthesis challenges young critical thinkers through **complex games and simulations**.

Our aim is to cultivate supercollaborators.

Individuals with the capability to effectively work together to solve our civilization's most challenging problems.



BY THE CREATOR OF ELON MUSK'S AD ASTRA SCHOOL

WIRED FORTUNE BBC TESLARATI TechCrunch

Oh my, yes!

EMBRACE THE **CHAOS**

We could tell you that every Synthesis simulation is designed to be ultra exciting while cultivating critical skills.

We'd rather show you.

To kids, it feels like playing a game with friends.

To parents, kids are learning the world's most valuable skill: how to **solve complex problems** with a **team**.

THE STARS, OUR **DESTINATION**

We're not trying to get your child ahead in the current school system. We give them the skills and agency to create the future they want.

In Synthesis, your child will learn to:



THINK CRITICALLY

At Synthesis, kids learn *how* to think, not *what* to think.



LEARN BY DOING

Our real-world simulations are uniquely designed to ignite curiosity and fun.



FIND MEANINGFUL FRIENDSHIPS

Meet the next generation of innovators and creators from across the globe.

We are going to invest in making Synthesis more accessible.

We currently have a large waitlist that is growing faster than our capacity to admit students. We will invest in tools to scale so we can handle more students.

WHY SYNTHESIS?

WHAT SCHOOL **DOESN'T TEACH**

Six years ago, Elon Musk asked me to start an experimental school with him at SpaceX.

The goal was to develop students who are enthralled by complexity and solving for the unknown.

Synthesis is the most innovative learning experience from that school. It is designed to cultivate student voice, strategic thinking, and collaborative problem solving.

I believe Synthesis builds these skills like no other education experience.

Until recently, Synthesis was only available to a handful of SpaceX families. Today, our community is worldwide and growing quickly. Excited for you to be a part of it.

Josh Dahn
Co-founder, Synthesis

Our goal is to make Synthesis available to every child in the world.

But our first commitment is to the top 1% by cognitive ability and commitment. Our current system is cutting off the runway for our most advanced students. We believe in doing the opposite—challenging these students as much as possible so that they build the capabilities to solve big problems for all of us. **Education is a positive-sum game.**

Hear directly from our parents!

Summer 2020, with covid closing down schools and parents worldwide for the first time getting a glimpse into the standard instruction methods of schools, we felt the time was right.

- "As a parent of two Synthesis students, I can attest that the level of confidence, critical thinking, and creativity is unparalleled to any other school. And they've attended the best elementary schools in Silicon Valley and Estonia." —**Rainer Sternfeld**

- "I don't usually do promotions, but today I will. I signed my Autistic son up for Synthesis a year ago, & I have seen more improvements in him from this type of education then I have ever seen from his classroom. Thank you Synthesis, my son is thriving." —**Ms. Starr**

- "My daughter's conversations in Synthesis are incredible. They're talking about different countries, population, GDP... I have no idea what the game is about, but it's a crazy conversation. The kids are so enthusiastic." —**Hermann Peterscheck**

- "My daughter is in it. She was struggling with her homeschool program. Synthesis showed us who she is, and what she needs and now she's much happier. We are doing alternative schooling for her, we are all relieved seeing her joyful and eager again." —**Amanda L**

We are excited to announce the close of a $12M financing round led by Balaji and Amjad.


Balaji Srinivasan
@balajis
I'm co-leading a round with @amasad in @synthesischool. It's early, but they have phenomenal traction with their first product, and over time they could be the foothold we need to build a full replacement for all of K-12. balajis.com/synthesis
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Amjad Masad
@amasad
I rarely get involved in other startups but I think @synthesischool is of civilizational importance — scaling the custom school built for Elon's kids — and a great compliment to our work at Replit.
This is why w/ @Balajis I'm co-leading their $12m round: amasad.me/synthesis
01:14 PM · Apr 21, 2022 · Made with Kizie.co
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We've grown revenue 5x in a little over a year—and we would double again if we admitted everyone on our paid reservation list.